Exhibit 4.47

Summary of the Series B Subscription Agreement, entered into on September 16, 2019

Parties: BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, as an investor in the series B funding round; Agrofy Global, Agrofy S.A.U. (the “Argentine Subsidiary”), Agrofy Brasil Atividades de Internet Ltda. (the “Brazilian Subsidiary”), Agrofy LLC (the “US Subsidiary” and, together with the Argentine Subsidiary and the Brazilian Subsidiary, the “Subsidiaries”); Helmir S.A.U., Jiwely Investment S.A., Bogdana S.A., and Junayd Company S.A., collectively, as founders; and certain other investors named in the agreement.

Purpose: Investment in Agrofy Global. Agrofy Global and its Subsidiaries develop an e-commerce marketplace for the agribusiness sector with an initial focus on Argentina and Brazil. Agrofy Global currently owns all of the shares of the Argentine Subsidiary and the US Subsidiary and 99.99% of the shares of the Brazilian Subsidiary, while the remaining 0.1% is owned by the Argentine Subsidiary.

Pursuant to the Series B Subscription Agreement, the aggregate amount of the Series B investment in Agrofy Global shall not to exceed US$18,000,000. BrasilAgro – Companhia Brasileira de Propriedades Agrícolas subscribed 76,376 Series B shares of Agrofy Global for consideration in the aggregate amount of US$1,000,000.

The Series B Subscription Agreement provides for an initial closing date on September 16, 2019 and an additional closing date on or prior to December 17, 2019. On September 23, 2019, we made a payment in the amount of 50% of the investment to Agrofy Global, and the remaining balance will be paid by December 2019. Following the Series B Subscription Agreement, BrasilAgro – Companhia Brasileira de Propriedades Agrícolas held approximately 1.8% of the share capital of Agrofy Global.